EXHIBIT 4


AMENDMENT TO THE MANAGEMENT INCENTIVE COMPENSATION PLAN


Section 7 of the Management Incentive Compensation Plan was amended on December 10, 1996 to read as follows:

7.	Payment of Awards

	Subject to the limitations of Section 6 hereof, each Participant shall receive, as soon as practicable after the amount of such Participant's Award for a Fiscal Year has been determined and certified in accordance with Section 5 hereof, the amount of such Award in cash or common stock of the Corporation. The Participant receiving such Award shall designate the percentage of the Award to be received in cash and the percentage to be received in common stock of the Corporation. Such designation shall be made by the Participant on a form prescribed by the Committee and on terms and conditions determined by the Committee. A Participant designation shall be effective only if it is made in writing on a form provided by the Corporation, signed by the Participant and received by the Corporation. If the Participant does not designate the percentages of the Award to be received in cash and common stock of the Corporation, then such Award shall be made in cash. The Committee may, in its discretion, provide that if any Covered Employee would receive from the Corporation during the year that the Award is granted total compensation, including the amount of the Award, in excess of $1,000,000 and the Corporation would not be entitled to a deduction for Federal income tax purposes with respect to all or a portion of such excess as a result of the application of Section 162(m) of the Code, then the Award for such Covered Employee may be deferred, but only to the extent necessary to preserve the deductibility of the Award for Federal income tax purposes. Any Award (or portion thereof) so deferred shall be paid in cash or common stock of the Corporation as soon as possible consistent with preserving the deductibility of such Award (or portion thereof) for Federal income tax purposes.